Living Maka PBC (the "Company") a Delaware Public Benefit Corporation

Statement of Financial Position (unaudited)

For the fiscal year ended December 31, 2023, and 2024

Balance Sheet Comparison

LIVING MAKA PBC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
Assets		
Current Assets		
Bank Accounts	**$46,404.15**	**$53,544.38**
Accounts Receivable	**$150,814.12**	**$222,236.07**
Other Current Assets	**$75,157.45**	**$85,734.10**
Total for Current Assets	**$272,375.72**	**$361,514.55**
Fixed Assets		
Other Assets		
Total for Assets	**$272,375.72**	**$361,514.55**
Liabilities and Equity		
Liabilities		
Current Liabilities	**$346,057.42**	**$155,264.92**
Long-term Liabilities	**$1,330,000.00**	**$1,115,000.00**
Total for Liabilities	**$1,676,057.42**	**$1,270,264.92**
Equity	**-$1,403,681.70**	**-$908,750.37**
Total for Liabilities and Equity	**$272,375.72**	**$361,514.55**

Profit and Loss Comparison

LIVING MAKA PBC
January-December, 2024

	JAN 1 - DEC 31 2024	JAN 1 - DEC 31 2023 (PY)
Income	$204,502	$472,664
Cost of Goods Sold	$151,841	$366,696
Gross Profit	**$52,661**	**$105,968**
Expenses	$469,804	$589,286
Net Operating Income	**-$417,143**	**-$483,318**
Other Income		
Other Expenses	$77,789	$26,750
Net Other Income	**-$77,789**	**-$26,750**
Net Income	**-$494,931**	**-$510,068**

Statement of Cash Flows Comparison

LIVING MAKA PBC

As of December 31, 2024

	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
OPERATING ACTIVITIES	-$222,140	-$388,276
INVESTING ACTIVITIES	$0	$0
FINANCING ACTIVITIES	$215,000	$437,500
NET CASH INCREASE FOR PERIOD	-$7,140	$49,224
Cash at beginning of period	$53,544	$4,321
CASH AT END OF PERIOD	$46,404	$53,544

Statement of Changes in Equity Comparison

LIVING MAKA PBC

As of December 31, 2024

	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2023 (PY)
OPENING BALANCE	-908,750	-336,182
Net Profit	-494,931	-510,068
Stock issued	0	-62,500
Preferred Stock Issued	0	0
ENDING BALANCE	**-$1,403,681.00**	**-$908,750.00**

Living Maka PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023, and 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Living Maka PBC (the "Company") was originally organized as a Virginia LLC on May 19, 2020. On February 24, 2022, the Company converted to a Delaware Public Benefit Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Legal Fees
Legal fees consist of legal services provided for the creation of the Company and equity financing.

Concentrations of Credit Risks
The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management assesses the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Income Taxes
The Company is subject to Corporate income and state income taxes in the state it does business.

NOTE 3 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the period to assess the need for potential recognition or disclosure in this report. No events require recognition or disclosure.

NOTE 5 – GOING CONCERN
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.